FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate change

23 April 2026
Change to AstraZeneca Board of Directors

AstraZeneca congratulates Rene Haas on his appointment as Chief Executive Officer of SoftBank Group International, in addition to his position as Chief Executive Officer of Arm Holdings plc. Taking into account this additional workload, we have mutually agreed that Rene will not have enough time available to fully assume his AstraZeneca Board member duties. He will step down as a Non-Executive Director of AstraZeneca PLC on 30 April 2026, as he takes up his new appointment.

Michel Demaré, Chair of AstraZeneca, said "On behalf of the whole Board, I would like to thank Rene for his contributions drawing on his considerable business acumen and extensive experience of data science, computing and AI. We wish him all the best for his future endeavours."

For the purposes of section 430(2B) of the Companies Act 2006, other than non-executive director fees for his time on the Board, Rene will not receive any remuneration or payment for loss of office.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 April 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary